                                                                                                                        FORM 5
|_|        Check this box if no longer
           subject to Section 16.
           Form 4 or Form 5
           obligations may continue.
           See Instruction 1(b).

                                         U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                      Washington, D.C.  20549                           OMB Number  3525-0287
                                                                                                        Expires: September 30, 1998
                                ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     Estimate average burden
                                                                                                        hours per response:    ...5

                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
                       Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940






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1. Name and Address of Reporting Person*  2.Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issuer
                                                                                                 (Check all applicable)

                                          Warrantech Corp. - WTEC                        _X___Director           __X__10% Owner

 (Last)        (First)     (Middle)      3.IRS or Social Security   4.Statement for     _____Officer            ____Other
                                            Number of Reporting        Month/Year         (give title below)       (specify below)
 Tweed         William                       Person (Voluntary)
                                                                        3/31/99

               (Street)                                           5.If Amendment,      7.  Individual or Joint/Group Filing
                                                                    Date of Original          (check applicable line)
c/o Warrantech Corporation, 300 Atlantic Street                         (Month/Year)
                                                                                   __X__  Form filed by One Reporting Person
  (City)        (State)     (Zip)
                                                                                        Form filed by More than One Reporting Person
Stamford          CT         06901
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                                           Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1.  Title of Security     2.  Trans-   3.  Trans-      4.  Securities Acquired (A)  5.  Amount of       6.  Owner-    7.  Nature of
    (Instr. 3)                action       action          or Disposed of (D)           Securities          ship          Indirect
                              Date         Code            (Instr. 3, 4 and 5)          Beneficially        Form:         Beneficial
                             (Month/      (Instr. 8)                                    Owned at End        Direct        Ownership
                              Day/                                                      of Month            (D) or        (Instr. 4)
                              Year)                                                     (Instr. 3 and 4)    Indirect
                                                                                                            (I)
                                                                                                            (Instr. 4)
                                                                            --------------------------------------------------------
                                           Code  V         Amount    (A) or  Price
                                                                      (D)
Common Stock              3/25/99           D             100,000      D     $3.25      1,832,225(1)(2)
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***
===================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.





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
(Print or Type Responses)     FORM 5 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                            (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of  2.Conver 3.Transac-  4.Transac-  5.Number of  6.Date Exer- 7.Title   8.Price of  9.Number of 10.Owner-    11. Nature of
 Derivative  sion or   tion Date   tion Code   Derivative   cisable and  & Amount  Derivative  Deriva-      ship form     Indirect
 Security    Exercise  (Month/     (Instr. 8)  Securities   Expiration   of Under  Security    tive         of Deriva     Beneficial
 (Instr.3)   Price of   Day/Year)              Acquired (A) Date (Month  lying Sec (Instr.5)   Securities   tive Sec      Ownership
             Deriv-                            or Disposal  /Day/Year)   urities               Beneficially urity;        (Instr.4)
             ative                             (D)(Instr. 3,             (Instr.3              Owned at End Direct(D)
             Security                           4, and 5)                 and 4)               of Month     or In-
                                                                                               (Instr.4)    direct(I)
                                                                                                            (Instr.4)

                                                            Date    Expira-      Amount or
                                   Code   V   (A)    (D)    Exer-   tion   Title Number of
                                                            cisable Date          Shares


None

Explanation of Responses:

(1) Does not include an aggregate of 7,500 shares owned by Mr. Tweed's mother and sister, 30,000 shares held by Lisa Tweed Barnett Trust f/b/o Brynn Ashley collins and 60,000 shares held by Mr. Tweed's daughter, as to which he disclaims any beneficial interest. Includes 23,000 held by Mr. Tweed for his daughter, 1,500 held by his wife and 25,000 held in trust. Mr. Tweed disclaims any beneficial interest in these shares as well.

(2) Includes 300,000 held by Mr. Tweed subject to a purchase option agreement with Dr. Michael Salpeter.

                                                             /s/
                                                            ** Signature of Reporting Person        Date




**Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.




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